Fwd: From our research team Inbox ×

Hi Christian,

Our research team puts together a lot of data, not just for our investors, but for our internal team too. One metric we look at when understanding an artist's market is something called the "hedonic index."

We built it in an effort to show the proportional growth of an artist's price index over time while controlling for quality, similarity, and other important factors.

We were diving into [Lynette Yiadom-Boakye's](#) data and thought her index showed a compelling growth trend:


Artist Hedonic Index
14.0% CAGR
Hedonic Index Value
Value Ranked Hammer Prices
record count
hedonic index
hammer price

It adds up, especially considering what a great year she's had. Her 2024 auction year was exciting, with $167k, $569k, $889k sales and a $2.95M sale after a seven-minute bidding war! (Good for her second-highest auction record, btw.)

When other artist markets softened over the last two years, she continued on even stronger according to this internal index. We have a lot of conviction in Lynette Yiadom-Boakye's long-term. If you're interested in adding positions into her market, consider our latest four-person museum-quality portrait by her. (Varying in scale and period, this style makes up a few of her auction records too!)

Learn more here. View offering circular below.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

"Hedonic Index" relies on Masterworks' hedonic index generation methodology, used to illustrate an artist's price movement through public auction data. The hedonic Index incorporates output prices and aims to control for features representative of work quality, based on human input from internal and external art market experts, as well as automatic ML labeling trained on human input. A regression model uses these inputs to find the influence of the year on the prediction and therefore a measure of how an artist's market has moved by year, (i.e. an index). The hedonic equation is fit separately for each artist. Although Masterworks has taken steps to ensure input is made independently of Masterworks and free from bias, you are cautioned against placing undue reliance on any given value judgment or Artist Market Index presentation. There is no universally accepted set of rules, but Masterworks endeavors to be consistent within artists' markets. View more information on the Hedonic Index here. You may schedule a call to discuss our presentation of hedonic indices, including understanding more about the risks and limitations, by contacting us here.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Previous Yiadom-Boayke auction records are not included in set of similar sales to the Offering which comprise artworks by Lynette Yiadom-Boakye with the following criteria: Multi-figure paintings on canvas created after 2005.

Celebrity affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.